FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

The oil spill incident of a drilling rig in the Gulf of Mexico (4)

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 20, 2010

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MITSUI & CO., LTD.
Date: December 20, 2010
	By:	/S/ JUNICHI MATSUMOTO
	Name:	Junichi Matsumoto
	Title:	Executive Vice President Chief Financial Officer

December 20, 2010

For Immediate Release:

To Whom It May Concern

Mitsui & Co., Ltd.

The oil spill incident of a drilling rig in the Gulf of Mexico (4)

Please refer to the previous disclosure on Form 6-K filed on November 17, 2010 by Mitsui & Co., Ltd. (“Mitsui”) with the U.S. Securities and Exchange Commission (the “SEC”) regarding the oil spill at the Macondo Well in the Gulf of Mexico (the “Incident”), and prior disclosures regarding the Incident.

BP Exploration and Production Inc. (“BP E&P”) is the operator of the Macondo well in the Gulf of Mexico. MOEX Offshore 2007 LLC (“MOEX Offshore”) holds a 10% minority non-operating lease interest in the lease. On September 19, 2010, BP E&P publicly announced that the operations to plug the well were successfully completed and that it would now proceed to complete the abandonment of the well and plug and abandon the relief wells.

MOEX Offshore is a wholly owned subsidiary of MOEX USA Corporation (“MOEX USA”), which in turn is wholly owned by Mitsui Oil Exploration Co., Ltd. (“MOECO”), in which Mitsui holds a 69.91% equity interest. Mitsui understood that MOEX Offshore had no authority or responsibility to direct activities or operation on the Deepwater Horizon rig.

A number of civil lawsuits have been filed seeking recovery of damages purportedly caused by the Incident. In May and June 2010, BP E&P and plaintiffs filed motions seeking to have some of the federal cases transferred to a single judge for pretrial proceedings. Those motions were granted by the Judicial Panel on Multidistrict Litigation (MDL) on August 10, 2010, and many of the federal lawsuits were sent to a federal district court judge in the Eastern District of Louisiana for pretrial proceedings.

On December 15, 2010, three Master Complaints were filed in the proceedings consolidated in the federal district court for the Eastern District of Louisiana. Mitsui was not named as a defendant in any of the three Master Complaints. In two of the three Master Complaints, MOEX Offshore, MOEX USA and MOECO were among the defendants. The first of those Master Complaints seeks damages incurred by various types of businesses, property owners and individuals. The second Master Complaint seeks chemical exposure and property damage related to the post-explosion clean-up efforts.

In addition, MOEX Offshore was named as one of nine defendants in a complaint filed by the United States with the federal district court for the Eastern District of Louisiana on December 15, 2010. That complaint seeks removal costs, economic losses, and environmental damages under the Oil Pollution Act, and civil penalties under the Clean Water Act.

The lawsuits are at an early stage. MOECO, MOEX USA, and MOEX Offshore are investigating the allegations of the complaints filed on December 15. Accordingly, Mitsui is unable reasonably to estimate what MOEX Offshore’s and Mitsui’s other affiliates’ possible loss, if any, will be in connection with these lawsuits or otherwise resulting from the Incident. Mitsui therefore is currently unable to determine the impact, if any, the Incident will have on its future consolidated operating results, financial position or cash flows.

For inquiries on this matter, please contact

Mitsui & Co., Ltd. Investor Relations Division Telephone: +81-3-3285-7910 Facsimile: +81-3-3285-9819 E-Mail : infoTKADZ@mitsui.com	Mitsui & Co., Ltd. Corporate Communications Division Telephone: +81-3-3285-7540 Facsimile: +81-3-3285-9819

Notice:

This Report on Form 6-K contains forward-looking statements about Mitsui and its subsidiaries within the meaning of Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are based on Mitsui’s current assumptions, expectations and beliefs in light of the information currently available to it and involve known and unknown risks, uncertainties and other factors, including, but not limited to the permanent success of the plugging of the well and the outcome of other events in the Gulf of Mexico relating to the Incident. Such risks, uncertainties and other factors may cause Mitsui’s actual results, financial position or cash flows to be materially different from any future results, financial position or cash flows expressed or implied by these forward-looking statements. These risks, uncertainties and other factors involve the nature and scope of Mitsui’s liability with respect to the events in the Gulf of Mexico relating to the Incident, including, but not limited to, (a) the amount, if any, of the contribution by MOEX Offshore or its affiliates to the cost of the ongoing clean-up and other costs associated with the Incident as a result of governmental actions, initiatives or proceedings, (b) the outcome of current and future legal proceedings against MOEX Offshore or its affiliates brought by governmental or private parties, which may involve civil and criminal claims for damages, penalties or injunctive relief, (c) the availability or adequacy of claims under indemnification provisions of the operating agreement relating to the well and of coverage under insurance policies with respect to the Incident, or (d) the ability of the holders of interests in the lease, their affiliates and others to agree to a mutually acceptable allocation of the costs associated with the Incident and their ability to pay their share of the costs, including the resolution of outstanding and future requests for reimbursement of costs made by the operator of the well. These risks, uncertainties and other factors also involve the other factors contained in Mitsui’s most recent Annual Report on Form 20-F and other Reports on Form 6-K filed with the SEC or in its other public filings or press releases, and Mitsui undertakes no obligation to publicly update or revise any forward-looking statements. As a result, given these factors and the magnitude of the Incident and the ongoing clean-up efforts, any such liability could have a material adverse effect on Mitsui’s consolidated results of operations and financial condition.